FOR IMMEDIATE RELEASE

         NEWS RELEASE

CANALASKA URANIUM MOBILIZES SUMMER 2008 EXPLORATION

Vancouver, Canada, June 25th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has mobilized 33 field personnel to three uranium exploration projects on the northern rim of the Athabasca Basin, Saskatchewan.  One of these crews will shortly relocate to commence drill operations targeting known uranium mineralization located on the Fond du Lac Denesuline First Nation Reserve Lands.

The Company was informed yesterday of the issuance of a work permit by INAC (Indian and Northern Affairs Canada), with consent from the band and council of the Fond du Lac Denesuline First Nation.  This permit will allow the Company to commence exploration on the Reserve lands, and will allow for the follow-up exploration of specific geophysical targets generated from recent VTEM airborne surveys.  Drilling will initially target the area surrounding the Fond du Lac uranium deposit, as well as test for structural events and mineralization below the Athabasca unconformity.  In this region, the Athabasca unconformity is within 50 metres of surface, and uranium mineralization is reported throughout the sandstone column.

Exploration programs have also commenced at the Grease River Project, located North-East of the Fond du Lac settlement, and on the Poplar Project, located due West of Fond du Lac.

Further exploration will be staged during the summer on the Company’s Lake Athabasca Project, and following INAC permit approval, on the Black Lake Denesuline First Nation Reserve Lands.  Final approval is also being awaited for the commencement of a second drill program at the Cree East Project.

The Company is very pleased with current operations, and is fully-funded for the summer work programs, through its joint ventures and from current treasury.  In July, the Company will begin preparing additional projects for summer-fall exploration.

Peter Dasler, P.Geo. is the Technical Person responsible for reviewing the contents of this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$40 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 25th, 2008